KAYNE ANDERSON ENERGY DEVELOPMENT COMPANY
717 Texas Avenue, Suite 3100
Houston, TX 77002
October 22, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505
          Re: KAYNE ANDERSON ENERGY DEVELOPMENT COMPANY (File No. 814-00725)
          Kayne Anderson Energy Development Company, (the “Company”), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby provides the following in connection with the Company’s fidelity bond for the 2008-2009 year:
     1. A copy of the renewal of the bond coverage for the Company (the “Bond”) (attached as EX-99.1).
     2. A copy of the Board meeting resolutions of the Company, which were adopted by the Board, and a majority of the members thereof who are not “interested persons” (as defined by the 1940 Act) of the Company (attached as EX-99.2).
          The premium for the Bond was paid through the policy period ending on September 21, 2009.
          Please contact the undersigned at 713-493-2038, if you have any questions concerning this filing.

Sincerely,
/s/ Terry Hart
Terry Hart
Chief Financial Officer

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